[LETTERHEAD OF PAUL HASTINGS ATTORNEYS]

(212) 318-6739
amyrosenberg@paulhastings.com

July 3, 2008	43432.00295

VIA EDGAR AND BY COURIER

Ms. Stacie D. Gorman
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:
Capital Trust, Inc.
Registration Statement on Form S-3
File No. 333-151331

Ladies and Gentlemen:

        On behalf of Capital Trust, Inc. (the "Registrant" or "CT"), we are transmitting for filing one copy of Amendment No. 1 (the "Amendment") to CT's Registration Statement on Form S-3 marked to show the changes made to CT's Registration Statement filed with the Securities and Exchange Commission (the "Commission") on May 30, 2008.

        This Amendment is being filed in response to comments with respect to the Registration Statement received from the staff of the Commission (the "Staff") by letter dated June 20, 2008 (the "Comments"). The numbering of the paragraphs below corresponds to the numbering of the Comments which, for your convenience, we have incorporated into this response letter in italics. Page references in the text of CT's responses correspond to the page numbers of the Amendment.

Exhibits

1.
We note that you have filed the forms of the indentures as Exhibits 4.4 and 4.5 to this registration statement. Please file the actual indentures, which may be open-ended, prior to the effectiveness of this registration statement. Please refer to Section 201.04 under 1939 Act—General Guidance, which can be located at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm, and revise accordingly.

        The Registrant supplementally confirms to the Staff that the indentures filed as Exhibits 4.4 and 4.5 are the actual indentures intended for use by the Registrant and they only omit information that will not be available until the time of an offering of the senior debt securities or subordinated debt securities to be governed thereby. The Registrant has revised the exhibit index accordingly. See the exhibit index on pages II-2 and II-10 of the Registration Statement.

2.
We note that exhibits 25.1 through 25.9 indicate that the Form T-1 Statement of Eligibility of the Trustee will be filed as exhibits. Please be aware that companies relying upon Section 305(b)(2) of the Trust indenture Act to designate the trustee on a delayed basis must separately file the Form T-1 under the electronic form type "305B2." In this situa tion, companies should not file the Form T-1 in a post-effective amendment to the registra tion statement or in a Form 8-K that is incorporated by reference into the registration statement. Please refer to Section 220.01 under 1939 Act—General Guidance, which can be located at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm and revise your exhibit index accordingly.

        The Registrant acknowledges the required separate filing of the Form T-1 at the time of a take-down off the shelf and has revised the exhibit index accordingly. See the exhibit index on pages II-2 and II-10 of the Registration Statement.

*        *        *

        If you have any questions, or if it would expedite your review in any way, please do not hesitate to contact the undersigned at the number above or Michael L. Zuppone at (212) 318-6906.

Sincerely,

/s/ AMY L. ROSENBERG Amy L. Rosenberg of PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc:
John R. Klopp
Geoffrey G. Jervis
Michael L. Zuppone